

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 29, 2020

David Lazar
Chief Executive Officer
Adorbs Inc.
234 E. Beech Street
Long Beach, NY 11561

> **Re: Adorbs Inc.**
> **Registration Statement on Form 10-12G**
> **Filed October 7, 2020**
> **File No. 000-56213**

Dear Mr. Lazar:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: David Natan